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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File Number
 0-6394

PACCAR INC SAVINGS INVESTMENT PLAN
777 106TH Avenue, N.E.
Bellevue, Washington 98004
(full title and address of plan)

PACCAR INC
777 106TH Avenue, N.E.
Bellevue, Washington 98004
(Name of issuer and address of principal executive offices of issuer)

ITEM

Report of Independent Auditors
Audited Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedules
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
Schedule H, Line 4j—Schedule of Reportable Transactions
Signature
Exhibit 23—Consent of Independent Auditors

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PACCAR Inc Savings Investment Plan
As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001
with Report of Independent Auditors

PACCAR Inc
Savings Investment Plan

Financial Statements and Supplemental Schedules

As of December 31, 2001 and 2000 and for
the Year Ended December 31, 2001

Report of Independent Auditors

The Administrator of the
    PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the PACCAR Inc Savings Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                      ERNST & YOUNG LLP

Seattle, Washington
May 17, 2002

PACCAR Inc
Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments, at fair value:
Money market funds	$195,957	$225,425
Commingled trust funds	166,364,452	165,832,899
Mutual funds	201,697,788	223,510,508
Common stock	311,615,441	250,807,687
Participant loans	27,577,052	27,690,796

Total investments	707,450,690	668,067,315
Contributions receivable:
Company	—	5,883
Participants	—	10,491
Dividends receivable	1,201,671	5,085,329
Due from broker for securities sold	893,138	—

Total assets	709,545,499	673,169,018
Liabilities
Accrued expenses	59,815	58,064

Net assets available for benefits	$709,485,684	$673,110,954

See accompanying notes.

PACCAR Inc
Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

Additions
Investment income:
Net appreciation in fair value of investments	$46,766,791
Interest and dividends	17,629,410

64,396,201
Contributions:
Company	12,251,586
Participants	23,546,414

Total additions	100,194,201
Deductions
Benefits paid to participants	63,583,387
Administrative expenses	236,084

Total deductions	63,819,471

Net increase	36,374,730
Net assets available for benefits at beginning of year	673,110,954

Net assets available for benefits at end of year	$709,485,684

See accompanying notes.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements

December 31, 2001

1.    Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all nonunion U.S. employees of PACCAR Inc and its participating subsidiaries (the Company). Such employees are eligible to participate in the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986 (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

Contributions

Participants may elect to contribute not less than 2% and not more than 20% of their respective annual compensation (as defined in the Plan document) or the Internal Revenue Service-mandated annual maximum of $10,500. Participant contributions to the Plan are excluded from the participants' current taxable earnings in accordance with Code Section 401(k).

The Company annually matches participant contributions up to the lesser of 5% of the participants' respective compensation or the annual deferrals of eligible participants that are actively employed on December 31. In certain cases, as described in the Plan document, employees who terminated during the year will be eligible to receive matching contributions. Company matching contributions are allocated in the form of PACCAR Inc common stock and are valued for allocation purposes on the basis of the average price per sale of all shares paid to the Plan as part of the Company matching contribution.

The Company may suspend or reduce its contributions when its "Consolidated Net Earnings" are less than 8% of the Company's "Capital Base," as defined by the Plan. Upon reaching age 50, participants who have completed 5 or more years of service have a one-time opportunity to transfer to any one or more of the other investment options available under the Plan, any whole percentage of the value of his or her PACCAR Inc common stock. Any future matching contributions allocated to such participants will continue to be made in the form of PACCAR Inc common stock.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company contributions to the Plan and any earnings or losses on the Plan's investments. The benefit to which the participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Plan participants are immediately 100% vested in both participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, a participant may direct their employee contributions in whole percentage increments to any of the Plan's fund options. Participants may subsequently change their investment options daily for either existing or future participant contributions, in whole percentage increments, to any of the Plan's fund options.

Prior to 2001, PACCAR Inc common stock was not an investment option for participants, but was used only for the Company match. Effective January 2, 2001, the investment options were expanded to include direct investment by participants in PACCAR Inc common stock.

Participant Loans

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 less the highest outstanding loan balance during the previous 12 months, or 50% of the participants' total account balance, or the participants' total account balance, excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate plus 1%, as determined monthly by the Plan administrator. Interest rates ranged from 5.75% to 10.50% on loans outstanding as of December 31, 2001. Principal and interest are repaid either through after-tax payroll deductions or personal check directly to The Fidelity Management Trust Company (the Trustee) at least on a quarterly basis. Loans outstanding will not affect the amount of annual matching contributions the Company pays to participants' accounts.

Benefit Payments

Participants who leave the Company on or after reaching age 55 may choose from these payment options: a single cash payment; whole shares of PACCAR Inc common stock included in the respective participants' accounts, plus a cash payment for the remaining balance; annual cash installments; or a combination of a single cash payment and annual cash installments. Participants who leave the Company before reaching age 55 may choose a single cash payment or whole shares of PACCAR Inc common stock included in the respective participants' accounts, plus a cash payment for the remaining balance. Also, active employees who reach age 70 1/2 may choose to have their account paid in a single cash payment or leave it invested in the Plan, subject to minimum required distributions.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants' accounts will be distributed to them.

Expenses

Third-party management fees are charged to the Plan, and the Company pays all other expenses relating to the Plan's administration.

2.    Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The fair value of the participation units owned by the Plan in commingled trust funds and mutual funds is based on quoted market prices, which represent the net asset value of the underlying investments as reported by the funds on the last business day of the Plan year. Investments in securities traded on a national securities exchange are valued at their market prices on the last business day of the Plan year. The money market fund is valued at cost, which approximates fair value. Participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.    Investments

The Fidelity Management Trust Company (the Trustee) holds the Plan's investments and executes all investment transactions.

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2001	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Participation in Fidelity commingled trust funds:
U.S. Equity Index Commingled Pool	$(11,077,283)
Participation in Fidelity mutual funds:
Contrafund	(16,103,782)
Asset Manager	(2,627,770)
Asset Manager: Growth	(4,542,350)
Asset Manager: Income	(554,715)

(23,828,617)
Other investments:
PACCAR Inc common stock	81,672,691

$46,766,791

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2001	2000
PACCAR Inc common stock*	$311,615,441	$250,807,687
Contrafund	108,759,801	126,142,787
Asset Manager	—	34,396,839
Asset Manager: Growth	43,102,797	46,989,687
Managed Income Portfolio II	84,792,685	69,422,560
U.S. Equity Index Commingled Pool	81,571,767	96,410,339

*  Includes Company matching contributions, which are nonparticipant directed.

4.    Nonparticipant-Directed Investments

The only nonparticipant-directed investments in the Plan are held in the PACCAR Inc common stock, which also holds participant-directed investments. The investment activity cannot be split between participant-directed and nonparticipant-directed transactions. The information below regarding net assets and the significant changes in net assets relates to both the nonparticipant-directed and participant-directed transactions in PACCAR Inc common stock.

	December 31
	2001	2000
Investments, at fair value:
PACCAR Inc common stock	$311,615,441	$250,807,687
Company contributions receivable	—	5,883
Dividends receivable	1,201,671	5,085,329
Less: accrued expenses	(925)	(1,194)

	$312,816,187	$255,897,705

Year Ended December 31, 2001
Changes in net assets:
Contributions	$12,463,925
Dividends	7,204,860
Net realized and unrealized appreciation in fair value	81,672,691
Net transfers to participant-directed investments	(25,160,142)
Benefits paid to participants	(19,264,157)
Other	1,305

$56,918,482

5.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 1994 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6.    Transactions with Parties-in-Interest

The Plan invests in the common stock of the Plan's sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $25,403,329 and sales totaling $46,232,676 of PACCAR Inc common stock during 2001. The Plan received dividends on this stock totaling $11,088,518 in 2001. Dividends receivable as of December 31, 2001 and 2000 are $1,201,671 and $5,085,329, respectively.

PACCAR Inc
Savings Investment Plan
EIN: 91-0351110, Plan: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of Issue, Fund, or Borrower	(c) Description of Investment	(d) Cost	(e) Current Value
	Money market funds:
	Fidelity Management Trust Company:
*	Retirement Money Market	195,957 units	(1)	$195,957
	Participation units in commingled trust funds:
	Fidelity Management Trust Company:
*	Managed Income Portfolio II	84,792,685 units	(1)	84,792,685
	U.S. Equity Index Commingled Pool	2,416,941 units	(1)	81,571,767

				166,364,452
	Participation units in mutual funds:
	Fidelity Management Trust Company:
*	Contrafund	2,542,899 units	(1)	108,759,801
	Asset Manager	2,085,062 units	(1)	32,318,454
	Asset Manager: Growth	3,005,774 units	(1)	43,102,797
	Asset Manager: Income	1,546,049 units	(1)	17,516,736

				201,697,788
	Other investments:
*	PACCAR Inc common stock	4,748,788 shares	$150,074,162	311,615,441
*	Participant loans	Maturing through November 24, 2016, interest rates 5.75%—10.5%	—	27,577,052

				$707,450,690

*  Indicates party-in-interest to the Plan.

(1)
Cost information is omitted, as investments are participant directed.

PACCAR Inc
Savings Investment Plan
EIN: 91-0351110, Plan: 002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year Ended December 31, 2001

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
Category (iii)—Series of securities transactions aggregating in excess of 5% of Plan assets.
PACCAR Inc:	Common stock	$25,403,329	$—	$25,403,329	$25,403,329	$—
	Common stock	—	46,232,676	23,736,963	46,232,676	22,495,713

There were no Category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on this 17th day of June, 2002.

PACCAR INC SAVINGS INVESTMENT PLAN

By:	/s/ M. L. WYATT M. L. Wyatt Director Compensation and Benefits PACCAR Inc

QuickLinks

ITEM
PACCAR Inc Savings Investment Plan Financial Statements and Supplemental Schedules As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001
Contents
Report of Independent Auditors
PACCAR Inc Savings Investment Plan Statements of Net Assets Available for Benefits
PACCAR Inc Savings Investment Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2001
PACCAR Inc Savings Investment Plan Notes to Financial Statements December 31, 2001
PACCAR Inc Savings Investment Plan EIN: 91-0351110, Plan: 002 Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001
PACCAR Inc Savings Investment Plan EIN: 91-0351110, Plan: 002 Schedule H, Line 4j—Schedule of Reportable Transactions Year Ended December 31, 2001
SIGNATURE